UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington D.C.

20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of July 2004

N.V. Koninklijke Nederlandsche Petroleum Maatschappij	The "Shell" Transport and Trading Company, Public Limited Company
(Exact name of registrant as specified in its charter)	(Exact name of registrant as specified in its charter)

Royal Dutch Petroleum Company
(Translation of registrar's name into English)

The Netherlands	England
(Jurisdiction of incorporation or organisation)	(Jurisdiction of incorporation or organisation)

30, Carel van Bylandtlaan, 2596 HR The Hague The Netherlands	Shell Centre, London SE1 7NA, England
Tel No: (011 31 70) 377 9111	Tel No: (011 44 20) 7934 1234
(Address of principal executive officers)	(Address of principal executive officers)

N.V. Koninklijke Nederlandsche Petroleum Maatschappij

Royal Dutch Petroleum Company

Stock Exchange release

Royal Dutch Petroleum Company

The “Shell” Transport and Trading Company, p.l.c.

SHELL ANNOUNCES PORTFOLIO ACTIONS AND WRITEDOWNS

Companies of the Royal Dutch/Shell Group of Companies (‘Shell’) today announced portfolio actions in the United States and Peru and a charge to earnings for certain exploration assets.

Shell’s Exploration and Production business (EP) will take a charge to earnings of about $330 million after tax in the second quarter on various exploration assets after drilling several unsuccessful exploration wells and completing extensive geological studies. The assets were acquired with Enterprise Oil plc in 2002. Shell’s proved reserves are unaffected by this charge.

Shell Oil Products US today announced the sale of Midwest refined product pipeline system and storage assets in the United States for $530 million. This follows the sale last week of Texas and Great Plains product pipeline and storage assets in the United States for $492 million.

In Peru, Shell Peru S.A. announced today the proposed sale of the Peruvian retail, commercial and marine businesses. These sales are expected to be completed later this year. The proposed Peruvian divestments follow the divestment of Oil Products businesses in Portugal (excluding LPG and Lubricants marketing businesses), and proposed divestment of Oil Products businesses in Spain (excluding LPG, Lubricants, Aviation and Marine businesses).

The combined financial effect of these announcements is expected to be broadly neutral in terms of their combined contribution to net income for the year, although only the exploration assets charge will be taken in the second quarter.

To date in 2004, divestment proceeds from confirmed and disclosed sales (excluding proposed sales) exceed $3.5 billion, of which $1.7 billion of divestment proceeds was realised in the first quarter. Included in the $3.5 billion are, among others, the Delaware City refinery (partly reflected in the first quarter results but subject to conditions and working capital settlement), the Angolan upstream assets, and the Midwest, Texas and Great Plains product pipelines.

EP also announced this week that Final Investment Decision has been taken on the Pohokura field in New Zealand.

Upstream issues

EP today announced that after several unsuccessful exploration wells and essential extensive geological studies completed in Q2 it is to take a charge to earnings of around $330 million after tax relating to the book value of certain exploration assets acquired in the takeover of Enterprise Oil plc by Shell.

The charge follows drilling and detailed geological and seismic studies including, among others, wells drilled in the UK sector of the North Sea in late 2003, the Cong prospect offshore Ireland in December 2003 and the Beluga wildcat well in the Norwegian sector of the North Sea in May 2004. Around $35 million of the charge (after tax) relates to exploration costs incurred by Shell post the acquisition; the remaining amount relates to the allocation of the original purchase price to exploration assets.

These assets were acquired in the takeover of Enterprise Oil plc by Shell. Shell has already delivered synergies from the Enterprise acquisition of $355 million at the end of 2003 against an original expectation of $300 million. In just over two years since the acquisition, the Enterprise assets have contributed around $3 billion to Shell’s cash from operations.

In this period, Shell has benefited from production from bringing on stream new Enterprise projects in Brazil and the Gulf of Mexico, and has seen progress on important development projects in the North Sea, Italy and Ireland. In addition, the Tahiti prospect in the Gulf of Mexico has been successfully explored and appraised.

Divestment of Midwest refined product pipeline system and storage assets

Shell Oil Products US announced today it has signed a Purchase and Sale Agreement with Buckeye Partners, L.P., for the sale of pipeline and storage assets located in Illinois, Indiana, Ohio, Michigan and Wisconsin.

The ownership of these pipeline and terminal systems is no longer of strategic interest to Shell Oil Products US, and greater shareholder value can be generated by selling them to a more natural owner such as Buckeye Partners, L.P.

Major assets included in the sale consist of the East Line Pipeline, North Line Pipeline, St. Louis ATF Pipeline, St. Louis 6-inch Pipeline and the 2Rivers Pipeline. These pipeline assets, along with associated distribution terminal assets, form an integrated system that carries refined products from primarily U.S. mid-continent refineries to points throughout the Midwest region. Major markets include Chicago, St. Louis, Cleveland, Indianapolis and Cincinnati.

The transaction is expected to close in the third quarter of 2004 after completion of due diligence and appropriate regulatory review.

Proposed divestment of some Oil Products assets in Peru

In Peru, Shell Peru S.A. is offering for sale, as a continuing business, its service station network and industrial and marine fuels businesses, which have been in operation since 1994.

Shell will retain its lubricants business in Peru, where plans include generating growth through the integration of the acquired Pennzoil-Quaker State business.

The proposed transaction is consistent with Shell’s strategy to increase the profitability of the downstream assets through greater focus in key countries.

Final Investment Decision on Pohokura gas field

Shell New Zealand has announced the green light for the development of the Pohokura gas field, approving final investment decision. Shell New Zealand anticipates that the first gas will flow from Pohokura in mid 2006. Shell owns 48% of the shares in the Pohokura field. OMV New Zealand and Todd Pohokura Ltd each own 26%. The Pohokura field is being developed on behalf of the Joint Venture by Shell Todd Oil Services. The Pohokura field was discovered in early 2000, and Shell acquired the majority of its interest in the field in the acquisition of Fletcher Energy in the same year.

Enquiries:

Investor Relations:

David Lawrence	+44 20 7934 3855
Gerard Paulides	+44 20 7934 6287
Bart van der Steenstraten	+31 70 377 3996
Harold Hatchett	+1 212 218 3112

Media Relations:

Stuart Bruseth	+44 20 7934 6238
Andy Corrigan	+44 20 7934 5963
Simon Buerk	+44 20 7934 3453
Matt Samuel	+44 20 7934 3277
Herman Kievits	+31 70 377 8750

The Hague, July 1, 2004

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on its behalf by the undersigned thereunto duly authorised.

ROYAL DUTCH PETROLEUM COMPANY	THE “SHELL” TRANSPORT AND TRADING COMPANY, PUBLIC LIMITED COMPANY
(Registrant)	(Registrant)

President/Managing Director (J van der Veer)	Assistant Company Secretary (M. Edwards)

Company Secretary (M.C.M. Brandjes)

Date: 1st July 2004